22nd Century Group, Inc.

March 8, 2013

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attn: Max A. Webb

Re:	22nd Century Group, Inc. Registration Statement on Form S-1 Filed February 4, 2013 File No.: 333-186449

Dear Mr. Webb:

The following information is furnished in response to the comments in your letter to Joseph Pandolfino regarding 22nd Century Group, Inc. (the “Company”) dated February 28, 2013. In accordance with our subsequent discussions with your colleague, Mr. Donald E. Field, this response has been limited to the Staff’s Comment #2.

Comment #2 has been reproduced below in bold italics, followed by our response.

2. We note that you are registering the resale of 27,500,000 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Given the size of the offering relative to the number of shares of your common stock outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of the Securities Act of 1933. If you disagree with our analysis, please advise regarding your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of the Securities Act of 1933. In your analysis, please address the following among any other relevant factors:

•	The number of shares of your common stock outstanding held by non-affiliates prior to the private placement of the Series A-1 Preferred Stock and Series A, B and C Warrants on January 11, 2013;

•	The dollar value of the shares of common stock registered in relation to the proceeds that you received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

 9530 Main Street • Clarence, New York 14031 • TEL 716-270-1523 • FAX 716-877-3064 • www.xxiicentury.com

United States Securities and Exchange Commission

•	The relationship of each selling stockholder with the company, including an analysis of whether each selling stockholder is an affiliate of the company; and

•	Whether or not any of the selling stockholders are in the business of buying and selling securities.

Response

Although we believe that the offering is a valid secondary offering, the Company and selling stockholders have decided to reduce the size of the offering significantly. The Company and selling stockholders will amend the Registration Statement to register the 4,166,666 shares of common stock initially issuable upon conversion of the Series A-1 Preferred Stock and 2,083,334 shares of common stock issuable upon exercise of the Series B Warrants. Although this amount represents 37.8% of the Company’s pre-transaction float and 15.2% of our total shares of common stock outstanding after issuance of such shares, since the Series A-1 Preferred Stock and warrants contain exercise and conversion limitations, the selling stockholders will never own in excess of 9.99% of the Company’s outstanding shares of common stock.

Analysis

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the selling stockholders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”).

As an initial matter, the Company wishes to assert that none of the two selling stockholders is a conduit for the Company, but rather purchased their securities for their own account. Each of the selling stockholders were immediately at market risk once their securities were purchased, and such market risk has continued through the time of filing the Registration Statement. Each of the selling stockholders executed a Securities Purchase Agreement (as described below) for the purchase of their securities which contained representations of the selling stockholders that stated, among other provisions, that each selling stockholder was purchasing the securities as principal for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof. There is no evidence to suggest that those representations are false and the Company respectfully submits that there is no basis for concluding that the selling stockholders do not have the intention or ability to hold their shares for investment purposes for an indefinite period.

There are a number of reasons why investors would want purchased shares to be registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the selling stockholders intend to dispose of their shares or to hold them for an indefinite period. In addition, the selling stockholders are fiduciaries for their limited partners and other investors in their funds. As such, the selling stockholders have a common law duty to act prudently. Accordingly, the Company understands that the selling stockholders wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

United States Securities and Exchange Commission

Transaction Overview

On January 11, 2013, the Company entered into a Securities Purchase Agreement with certain accredited investors indentified therein (referred to herein as the selling stockholders), whereby the Company sold 2,500 shares of newly created Series A-1 10% Convertible Preferred Stock (the “Series A-1 Preferred Stock”) and Warrants (as defined below) for an aggregate purchase price of $2,500,000. The Company also entered into a Registration Rights Agreement with the selling stockholders whereby the Company agreed to file a registration statement to register the resale of 200% of the shares of common stock that are potentially issuable under each of the securities described below as well as anticipated stock dividends over a three year period. The dividends are payable on the Series A-1 Preferred Stock in cash or stock, at the Company’s option.

The shares of Series A-1 Preferred Stock are initially convertible into a total of 4,166,666 shares of the Company’s common stock at a conversion price of $0.60 per share (the “Conversion Price”), subject to future adjustments. The Series A-1 Preferred Stock will pay a 10.0% annual cash dividend and will have a liquidation preference equal to the stated value of the Series A-1 Preferred Stock of $1,000 per share plus any accrued and unpaid dividends thereon. The Series A-1 Preferred Stock is not entitled to vote in the election of directors and generally has no voting rights, other than with respect to certain extraordinary events, such as an amendment to the rights, preferences or privileges of the Series A-1 Preferred Stock or any liquidation or dissolution of the Company.

The Conversion Price of the Series A-1 Preferred Stock is subject to adjustment as follows:

(i)	on the effective date of a registration statement, the Conversion Price will be reduced to the lesser of (1) the then Conversion Price, as adjusted and taking into consideration any prior resets, (2) the greater of $0.35 (subject to adjustment for reverse and forward stock splits and the like) and 70% of the average of the five (5) trading day volume weighted average prices (“VWAPs”) immediately prior to each such effective date or (3) $0.60 (subject to adjustment for forward and reverse stock splits and the like);

(ii)	if on the 180th day immediately following the closing date of January 11, 2013 (the “Closing Date”), 70% of the average of the five (5) trading day VWAPs immediately prior to such date is less than the then Conversion Price, then on such 180th day the Conversion Price shall be reduced to the lesser of (1) the then Conversion Price, as adjusted and taking into consideration any prior resets, (2) the greater of $0.15 (subject to adjustment for reverse and forward stock splits and the like) and 70% of the average of the five (5) trading day VWAPs immediately prior to each such 180th day immediately following the Closing Date or (3) $0.35 (subject to adjustment for forward and reverse stock splits and the like); and

(iii)	if all of the shares required to be registered are not registered pursuant to an effective registration statement within the 120th day anniversary of the Closing Date, then on the 180th day and 270th day following the Closing Date, the Conversion Price shall be reduced to the lesser of (1) the then Conversion Price, as adjusted and taking into consideration any prior resets, (2) the greater of $0.15 (subject to adjustment for reverse and forward stock splits and the like) and 70% of the average of the five (5) trading day VWAPs immediately prior to each such date or (3) $0.35 (subject to adjustment for forward and reverse stock splits and the like).

United States Securities and Exchange Commission

We also issued to the selling stockholders a Series A warrant (the “Series A Warrant”), a Series B warrant (the “Series B Warrant”), and a Series C warrant (the “Series C Warrant”) (with the Series A Warrant, Series B Warrant and Series C Warrant being collectively referred to herein as the “Warrants,” and together with the Series A-1 Preferred Stock, the “Securities”). None of the Warrants have adjustments to their exercise price based on the market price of the Company’s common stock rather each of the Warrants have standard anti-dilution language for future issuances of shares at a price under the conversion price of such Warrants.

The Series A Warrants allow the selling stockholders the right to acquire up to an additional 4,166,666 shares of the Company’s common stock at an exercise price of approximately $0.72 per share over a period of five (5) years, subject to anti-dilution provisions. The Series A Warrants also allow for such warrants to be exercised on a cashless basis.

The Series B Warrants allows the selling stockholders a one-year period to exercise an overallotment option as contained in the Series B Warrant to purchase up to an additional aggregate of 2,083,334 shares of the Company’s common stock at a price of $0.60 per share, subject to anti-dilution provisions. The Series B Warrants may not be exercised on a cashless basis except only in certain limited circumstances.

In the event the selling stockholders exercise, in whole or in part the overallotment option as contained in the Series B Warrants, then the selling stockholders shall have the right to exercise on a pro rata basis the portion of the Series C Warrants issued to the selling stockholders to acquire up to an additional aggregate of 2,083,334 shares of the Company’s common stock at an exercise price of approximately $0.72 per share over a period of five (5) years, subject to anti-dilution provisions. The Series C Warrants allow for such warrants to be exercised on a cashless basis.

The Series A-1 Preferred Stock and the Warrants contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 9.99% of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be). This 9.99% blocker is binding and valid (e.g., the provisions are non-waivable, enforceable, established in the Company’s Certificate of Designations and is applicable to affiliates and assigns) and effectively eliminates the right of the selling stockholders to acquire in excess of 9.99% of the Company’s outstanding common stock. Such “blockers” have been upheld by many courts and the factors that indicate that a conversion cap is binding and valid were discussed in the Brief of the Securities and Exchange Commission, Amicus Curiae in Levy v. Southbrook International Investments, Ltd. (Sep. 14, 2009).

United States Securities and Exchange Commission

Analysis of Purchase Price in Relation to Proceeds Received by the Company

The Company sold 2,500 shares of Series A-1 Preferred Stock to the selling stockholders for an aggregate purchase price of $2,500,000. The shares of Series A-1 Preferred Stock are initially convertible into a total of 4,166,666 shares of the Company’s common stock at a conversion price of $0.60 per share, subject to future adjustments. The Series A Warrants allow the selling stockholders the right to acquire up to an additional 4,166,666 shares of the Company’s common stock at an exercise price of approximately $0.72 per share over a period of five (5) years, subject to anti-dilution provisions. The Series A Warrants also allow for such warrants to be exercised on a cashless basis. The proceeds received by the Company is as follows:

	Proceeds to Company Without Cashless Exercise of Series A Warrants	Proceeds to Company With Cashless Exercise of Series A Warrants
Series A-1 Preferred Stock	$2,500,000	$2,500,000
Series A Warrants	$2,999,999	N/A
Total	$5,499,999	$2,500,000

The Series B Warrants allows the selling stockholders a one-year period to exercise an overallotment option as contained in the Series B Warrant to purchase up to an additional aggregate of 2,083,334 shares of the Company’s common stock at a price of $0.60 per share, subject to anti-dilution provisions. The Series B Warrants may not be exercised on a cashless basis except only in certain limited circumstances (if the shares issuable upon exercise are not registered within 18 months following the Closing Date). In the event the selling stockholders exercise, in whole or in part the overallotment option as contained in the Series B Warrants, then the selling stockholders shall have the right to exercise on a pro rata basis the portion of the Series C Warrants issued to the selling stockholders to acquire up to an additional aggregate of 2,083,334 shares of the Company’s common stock at an exercise price of approximately $0.72 per share over a period of five (5) years, subject to anti-dilution provisions. The Series C Warrants allow for such warrants to be exercised on a cashless basis. If the Series B Warrants are exercised, the additional proceeds to the Company are as follows.

	Proceeds to Company Without Cashless Exercise of Series A and C Warrants	Proceeds to Company With Cashless Exercise of Series A and C Warrants
Series A-1 Preferred Stock	$2,500,000	$2,500,000
Series A Warrants	$2,999,999	N/A
Series B Warrants	$1,250,000	$1,250,000
Series C Warrants	$1,500,000	N/A
Total	$8,249,999	$3,750,000

The Registration Rights Agreement with the selling stockholders required the Company to register the resale of 200% the shares of common stock that are potentially issuable under each of the securities described below as well as dividends issued in shares of common stock over a three year period (which are payable in cash or stock, at the Company’s option). As a result, the Company initially filed a registration statement for 27,500,000 shares at a value of $19,650,000. If the Company had only sought to register 100% of the shares currently issuable (without regard to any cashless exercises and dividend payments made in shares), the size of the offering would be only $8,931,818.

United States Securities and Exchange Commission

Rule 415

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis, and specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In pertinent part, Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

In determining whether an offering styled as a secondary offering is really an indirect primary offering, the Staff has stated that consideration shall be given to:

•	how long the selling shareholders have held the shares,

•	the circumstances under which they received them,

•	their relationship to the issuer,

•	the amount of shares involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

See Question 612.09 of the Compliance and Disclosure Interpretation (“CDI”) 612.09.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company: (i) the offering would have to be made on a fixed price basis (in other words, the selling stockholders would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the selling stockholders would be deemed to be “underwriters” (with the attendant liabilities under Section 11 of the Act), and (iii) in accordance with the Staff’s interpretive position, Rule 144 would not be available to the selling stockholders to effect re-sales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a significant impact on the ability of a selling stockholder to sell the common stock registered under the Registration Statement. Because re-characterizing the offering as “by or on behalf of the registrant” has such a significant impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies, such as the Company, to raise capital, the Company respectfully submits that the Staff should only re-characterize a secondary offering as being on behalf of a registrant after a review of the relevant facts and circumstances.

United States Securities and Exchange Commission

As such, the standard of review for the Staff in deciding the whether an offering styled a secondary one is really an indirect primary offering remains an analysis of the facts and circumstances articulated in CDI 612.09. We have analyzed the offering contemplated by the Registration Statement under Rule 415(a)(1)(i) and the factors noted in CDI 612.09. Based on the totality of the circumstances, we respectfully submit that the transaction is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i).

While we recognize that the number of shares of common stock being registered on behalf of the selling stockholders is substantial relative to the Company’s public float, we do not believe that this fact alone is determinative. Instead, we believe that the analysis of the following factors contained in CDI 612.09 outweighs the size of the offering. Similarly, we also recognize that the potential adjustments to the Series A-1 Preferred Stock based on specific dates is also problematic to the Staff. However, the Company submits that, due to the floor conversion prices ($0.35 and $0.15, respectively), the selling stockholders were immediately at market risk once their securities were purchased, and such market risk has continued through the date hereof. Over the past six months, the Company’s stock has closed in a range of $0.20 - $1.00. Large volumes of sales of common stock in the open market by the selling stockholders or otherwise is likely to reduce the price of the stock due to the trading volume in the Company’s stock. As a result, if the selling stockholders were to engage in immediate selling of a large volume of shares, the price would be reduced below the current conversion price of $0.60 and potentially below the floor. In addition, the terms of the Securities Purchase Agreement provide that the selling stockholders may not engage in short selling in the Company’s common stock for a period of time.

How long the selling stockholders have held the shares.

The selling stockholders purchased their Securities from the Company in an arms-length transaction on January 11, 2013. Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the selling stockholders have now held the shares (including the holding period for the Securities for which “tacking” would be permitted under Rule 144) for approximately two months as of the date of this letter. Even this shorter two-month holding period is substantially longer than the period required by the Staff for valid “PIPE” transactions.

The Staff’s “PIPEs” interpretation is codified as CDI 139.11 (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.... The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

United States Securities and Exchange Commission

The PIPEs Interpretation contemplates that a valid secondary offering could be registered under the Act prior to closing and that the resulting resale transactions could occur immediately following the closing of the initial private placement. Because no specific holding period is required for a PIPE transaction to be a valid secondary offering, it stands to reason that a holding period of approximately two months must also be sufficient for a valid secondary offering. Furthermore, provided that the Company’s Registration Statement is being reviewed by the Staff, the holding period is likely to be extended. In addition, the Company’s Form 10-K will not be filed until mid-March and the Company may not file an amended Registration Statement until the Form 10-K is filed, thus extending the holding period further.

This conclusion comports with long-standing custom and practice in PIPE transactions, where investors require that a registration statement be filed within 30 days of signing a purchase agreement that has a condition to closing that the Company has an effective resale registration statement filed. In this instance, however, the securities were sold upon execution of the Securities Purchase Agreement and the closing was not conditioned upon the effectiveness of a resale registration statement.

Given the historical limited trading volume for the Company’s common stock, as a practical matter, the selling stockholders will continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security. With an average daily trading volume of approximately 47,000 shares per trading day, it would take the selling stockholders 88 trading days to sell only the 4,166,666 shares of common stock underlying the Series A-1 Preferred Stock, assuming that the selling stockholders are the only sellers of shares in the Company’s common stock. Even assuming the selling stockholders were to sell shares at this volume, it would likely trigger a reduction in sales price, which would provide an incentive for the selling stockholders to continue to hold their shares.

The Company does not believe that it is reasonable to conclude that an investor would purchase such a large block of shares with the intent of effecting a distribution. The relatively thin trading in the common stock would render any attempt to distribute the shares impractical and the resulting lengthy holding period needed to liquidate, even if the selling stockholders wished to do so, also favors the conclusion that the Investors are not acting as underwriters.

Further, the Company notes that there is nothing to suggest that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. There is nothing to suggest that any special selling efforts or selling methods have or would take place, even if all of the shares were registered for resale under the Act. Nor is the Company aware of any facts to suggest that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of their shares. The Company further notes that doing so would violate the representations made by them in the Securities Purchase Agreement.

United States Securities and Exchange Commission

The circumstances under which the selling stockholders received their shares.

The selling stockholders purchased their Securities from the Company in an arms-length transaction. The Company conducted a bona fide private placement of its securities on an arms-length basis to institutional investors. The terms of the private placement were approved by all of the members of the Company’s Board of Directors and the selling stockholders have no relationship with the Company except for ownership of the Securities purchased in the private placement. The Securities were sold by the Company to raise funds for working capital and general corporate purposes and to help maintain the Company as a going concern. The Company has already received the proceeds of the sale of Securities under the private placement and will not receive any consideration from the subsequent sale of the shares of common stock by the selling stockholders unless the Warrants are exercised for cash.

The terms of the private placement included traditional registration rights. Such rights are standard in connection with comparable offerings, and there is nothing about the registration rights that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The selling stockholders’ desire to have their Securities covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering.

Each selling stockholder made an investment decision in the Company and has borne the risk of ownership since they purchased the Securities. The registration of 200% of the common stock was a condition subsequent to funding under the private placement, not a condition precedent. As a result, the selling stockholders have borne the risk that the Company would fail or be unable to register the common stock. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company.

Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the Securities that indicates that the private placement was anything other than it appears to be — a bona fide private placement of securities with sophisticated investors designed to meet the Company’s immediate and longer-term funding requirements.

The selling stockholders’ relationship to the issuer.

The selling stockholders’ sole relationship with the Company has been as investors. None of the selling stockholders are an affiliate of the Company.

Both of the selling stockholders represented that they were purchasing their securities for investment and not with a view to making a distribution. Moreover, it is important to note that the stockholders have an aggregate beneficial ownership of only 9.99% of the Company’s voting stock. It is important to note that both selling stockholders are affiliates, as they are both controlled by Sabby Management, LLC. Accordingly, the selling stockholders are limited to owning an aggregate of 9.99%. While both selling stockholders were presented in the beneficial ownership table separately; in essence, the shares shown on such table are double-counted. In other words, currently the selling stockholders are limited to owning an aggregate of 3,506,098 shares (based on amount of shares outstanding as of January 22, 2013 set forth in the Registration Statement).

United States Securities and Exchange Commission

The selling stockholders are not represented on the Company’s Board of Directors and selling stockholders have no contractual rights to control or otherwise influence the conduct of the Company’s business and operations. Further, as a practical matter, the Company notes that since the closing date, the selling stockholders have not sought, nor have they been provided, any opportunity to informally influence or control the Company’s operations. Accordingly, the Company believes that the selling stockholders do not control, or have the ability to control, the Company directly or indirectly. As evidence of the passive investment intent, the selling stockholders filed a Schedule 13G on January 23, 2013 and limit total ownership to 9.99%. Such “blockers” have been upheld by many courts and the factors that indicate that a conversion cap is binding and valid were discussed in the Brief of the Securities and Exchange Commission, Amicus Curiae in Levy v. Southbrook International Investments, Ltd. (Sep. 14, 2009) and are present here.

In light of this lack of control, and in light of the fact that the selling stockholders are not the largest stockholders of the Company, the Company respectfully submits that the Investors are not “affiliates” within the meaning of the Act.

The amount of shares involved

The Registration Statement originally sought to register the resale by the selling stockholders of 27,500,000 shares of common stock issuable upon conversion or exercise of the Securities. If fully issued, the 27,500,000 shares of common stock covered by the Registration Statement would represent approximately 44.1% of the shares of common stock of the Company outstanding.

It is important to emphasize that the Company agreed to register the resale of 200% of the number of shares currently issuable (i) upon conversion of our Series A-1 Preferred Stock, (ii) three years of dividend payments on our Series A-1 Preferred Stock (which are payable by the Company in cash or stock), and (iii) upon the exercise of Series A Warrants, Series B Warrants, and Series C Warrants (without regard to cashless exercise provisions).

Assuming (i) a stock price of $0.81 (as of February 26, 2013) (ii) cashless exercise of the Series A and Series C Warrants, (iii) payment of dividends in cash and (iv) no adjustments to the Series A-1 Preferred Stock conversion price, the offering size would be 6.9 million shares (or 16.4% of the common stock outstanding following the issuance of the shares). Using the same assumptions other than the cashless exercise, the offering size would be 12.5 million shares (or 26.1% of the common stock outstanding following the issuance of the shares). The following table shows the break-down of these calculations.

United States Securities and Exchange Commission

	Number of Shares Issuable Assuming Cashless Exercise of Series A and C Warrants	Number of Shares Currently Issuable Without Cashless Exercise of Series A and C Warrants
Series A-1 Preferred Stock	4,166,666	4,166,666
Series A Warrants	462,962	4,166,666
Series B Warrants	2,083,334	2,083,334
Series C Warrants	231,481	2,083,334
TOTAL	6,944,443	12,500,000

The Company’s public float on January 10, 2013 (prior to the private placement) was $16,550,135 (equal to 16,550,135 shares). The Company notes that the private placement did not impact total shares outstanding since no common stock was issued (and to date has not been issued). The float was calculated based on the following inputs:

•	34,836,979 shares outstanding on January 10, 2013.

•	18,286,844 shares of common stock held by affiliates on January 10, 2013 (note that this number is the same as the shares of common stock owned by such affiliates as set forth in the Registration Statement without regard to any shares that such affiliates have the right to acquire within 60 days).

•	Closing stock price of $1.00 on January 10, 2013.

The Company notes that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the fairly large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock, but respectfully submits that the number of shares being registered is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering.

The price at which the Company sold the Securities in the private placement was primarily the result of the Company’s stock price at the time of the negotiation of the terms of the private placement. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the selling stockholders. Rather, it is indicative of the nature of the private placement whereby the sale of a large number of shares was necessarily involved at a negotiated price. Furthermore, the Company was required to register 200% of the shares currently issuable (including three years of assumed stock dividends).

It is the Company’s understanding that the Staff looks more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer seeks to register more than one-third of its public float, the Staff examines in particular whether a secondary offering might be a “disguised” primary offering for Rule 415 purposes. The Company further understands that this test is intended to be a mere screening tool and is not intended to substitute for a complete analysis of the factors cited in the CDI discussed above and below. As far as the Company is aware, no rule-based rationale for the one-third screening threshold has ever been articulated by the Staff.

United States Securities and Exchange Commission

The Company further submits that limiting resale offerings to one-third of the public float seemingly contradicts other interpretative positions of the Staff. For example, CDI 612.12 describes a scenario where a holder of 73% of the outstanding stock would be able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” (emphasis added)

The selling stockholders beneficially own well below 73% of the outstanding common stock and, the Company believes, should not be considered controlling persons with respect to the Company. In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions support the Company’s belief that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

A focus on the number of shares being registered appears reminiscent of the “presumptive underwriter” doctrine, under which the Staff previously took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The Company notes that the presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). More recent rule making has continued this trend away from this doctrine. See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, the Company believes that there is no basis to apply the doctrine here.

United States Securities and Exchange Commission

Whether the sellers are in the business of underwriting securities.

To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities or otherwise engaged in any activities that may be performed only by registered broker-dealers.

In addition, Section 2(11) of the Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking....”

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the transaction is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant.” Further, as also demonstrated above, no “distribution” of securities is occurring or can reasonably be alleged to be contemplated. Because there is no distribution of securities on behalf of an issuer, there is no underwriting and the selling stockholders should not be characterized as “underwriters” within the meaning of the Act. To the extent that the Staff views the amount of shares potentially issuable to the selling stockholders, or the fact that the Series A-1 Preferred Stock has potential adjustments to its conversion price, as evidence that they are acting as “underwriters,” the Company respectfully submits that such a view appears to be based solely on the presumptive underwriter doctrine, which the Company understands has been out of favor for more than 20 years and seemingly is at odds with other Staff interpretations, such as CDIs 612.02 and 216.14 described above.

Conclusion.

For the reasons set forth above and in light of the Company and selling stockholders agreeing to amend the Registration Statement to reduce the number of shares being registered to the 4,166,666 shares of common stock initially issuable upon conversion of the Series A-1 Preferred Stock and 2,083,334 shares of common stock issuable upon exercise of the Series B Warrants, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and that the selling stockholders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

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In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any additional questions, please contact Michael B. Kirwan at (904) 633-8913.

Sincerely,

/s/ Joseph Pandolfino
Joseph Pandolfino

Chief Executive Officer